Exhibit 99.1

GERDAU S.A.

Condensed consolidated interim financial statements

as of June 30, 2016

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2016	December 31, 2015
CURRENT ASSETS
Cash and cash equivalents	4	3,809,424	5,648,080
Short-term investments Held for Trading	4	1,067,515	1,270,760
Trade accounts receivable - net	5	4,043,430	4,587,426
Inventories	6	6,763,727	8,781,113
Tax credits		604,459	673,155
Income and social contribution taxes recoverable		516,906	724,843
Unrealized gains on financial instruments	13	—	37,981
Other current assets		491,710	454,140
		17,297,171	22,177,498
NON-CURRENT ASSETS
Tax credits		73,861	77,990
Deferred income taxes		3,436,425	4,307,462
Unrealized gains on financial instruments	13	9,984	5,620
Related parties	15	60,714	54,402
Judicial deposits	14	1,811,812	1,703,367
Other non-current assets		547,669	490,583
Prepaid pension cost		105,703	140,388
Investments in associates and jointly-controlled entities	8	1,107,969	1,392,882
Goodwill	10	12,165,473	15,124,430
Other Intangibles		1,452,093	1,835,761
Property, plant and equipment, net		20,164,831	22,784,326
		40,936,534	47,917,211
TOTAL ASSETS		58,233,705	70,094,709

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

(Unaudited)

	Note	June 30, 2016	December 31, 2015
CURRENT LIABILITIES
Trade accounts payable		2,756,793	3,629,788
Short-term debt	11	1,959,362	2,387,237
Taxes payable		332,977	349,674
Income and social contribution taxes payable		65,868	140,449
Payroll and related liabilities		492,757	480,430
Employee benefits		457	18,535
Environmental liabilities		23,972	27,736
Unrealized losses on financial instruments	13	12,317	—
Other current liabilities		435,150	829,182
		6,079,653	7,863,031
NON-CURRENT LIABILITIES
Long-term debt	11	18,496,870	23,826,758
Debentures	12	217,817	246,862
Related parties	15	—	896
Deferred income taxes		724,559	914,475
Provision for tax, civil and labor liabilities	14	2,039,263	1,904,730
Environmental liabilities		112,026	136,070
Employee benefits		1,441,365	1,687,486
Obligations with FIDC	16	931,724	853,252
Other non-current liabilities		429,430	690,766
		24,393,054	30,261,295
EQUITY	17
Capital		19,249,181	19,249,181
Treasury stocks		(6,893)	(383,363)
Capital reserves		11,597	11,597
Retained earnings		6,821,987	6,908,059
Operations with non-controlling interests		(2,873,335)	(2,877,488)
Other reserves		4,301,076	8,777,815
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT		27,503,613	31,685,801
NON-CONTROLLING INTERESTS		257,385	284,582
EQUITY		27,760,998	31,970,383
TOTAL LIABILITIES AND EQUITY		58,233,705	70,094,709

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

		For the three-month period ended		For the six-month period ended
	Note	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
NET SALES		10,248,778	10,759,391	20,333,289	21,206,767
Cost of sales	20	(9,165,474)	(9,577,977)	(18,437,307)	(18,913,500)
GROSS PROFIT		1,083,304	1,181,414	1,895,982	2,293,267
Selling expenses	20	(175,609)	(184,878)	(389,941)	(364,397)
General and administrative expenses	20	(401,965)	(452,181)	(831,519)	(932,623)
Other operating income	20	54,833	43,528	102,057	100,379
Other operating expenses	20	(26,519)	(37,199)	(33,928)	(67,237)
Results in subsidiaries operation	3.4	(105,048)	—	(105,048)	—
Equity in earnings of unconsolidated companies	8	(109)	7,267	(7,690)	13,802
INCOME BEFORE FINANCIAL INCOME AND TAXES		428,887	557,951	629,913	1,043,191
Financial income	21	45,022	94,512	120,812	203,628
Financial expenses	21	(484,200)	(393,883)	(1,009,302)	(765,947)
Exchange variations, net	21	433,186	94,392	942,616	(556,862)
Gain and losses on financial instruments, net	21	(16,700)	(1,903)	(38,220)	13,734
INCOME (LOSS) BEFORE TAXES		406,195	351,069	645,819	(62,256)
Current	7	(47,146)	(244,403)	(80,454)	(289,788)
Deferred	7	(279,840)	157,808	(471,970)	883,879
Income and social contribution taxes		(326,986)	(86,595)	(552,424)	594,091
NET INCOME ATTRIBUTABLE TO:		79,209	264,474	93,395	531,835

Owners of the parent		73,078	255,628	81,773	548,690
Non-controlling interests		6,131	8,846	11,622	(16,855)
		79,209	264,474	93,395	531,835
Basic earnings per share - preferred and common - (R$)	18	0.04	0.15	0.05	0.32
Diluted earnings per share - preferred and common - (R$)	18	0.04	0.15	0.05	0.32

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In thousands of Brazilian reais (R$)

(Unaudited)

	For the three-month period ended		For the six-month period ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net income for the period	79,209	264,474	93,395	531,835
Items that may be reclassified subsequently to profit or loss
Other comprehensive income from associates and jointly-controlled entities	(130,290)	(61,885)	(238,650)	164,383
Cumulative translation adjustment	(2,598,847)	(1,384,824)	(5,113,825)	3,061,210
Reciclying of cumulative translation adjustment to net income	(970,276)	—	(970,276)	—
Unrealized Gains (Losses) on net investment hedge	880,845	311,120	1,800,061	(1,290,758)
Unrealized (Losses) Gains on cash flow hedges	(2,364)	3,334	(45)	6,913
	(2,820,932)	(1,132,255)	(4,522,735)	1,941,748
Total comprehensive income for the period, net of tax	(2,741,723)	(867,781)	(4,429,340)	2,473,583
Total comprehensive income (loss) attributable to:
Owners of the parent	(2,729,206)	(844,214)	(4,406,371)	2,423,466
Non-controlling interests	(12,517)	(23,567)	(22,969)	50,117
	(2,741,723)	(867,781)	(4,429,340)	2,473,583

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

in thousands of Brazilian reais (R$)

(Unaudited)

	Attributed to parent company’s interest
				Retained earnings					Other Reserves
									Gains and losses
						Investments and		Operations with	on net	Gains and losses	Cumulative
					Tax Incentives	working capital		non-controlling	investment	on financial	translation			Total parent	Non-controlling	Total
	Capital	Treasury stocks	Capital Reserve	Legal reserve	Reserve	reserve	Retained earnings	interests	hedge	instruments	adjustment	Pension Plan	Stock Option	company’s interest	interests	Shareholder’s Equity
Balance as of January 1, 2015	19,249,181	(233,142)	11,597	628,228	611,531	10,475,045	—	(1,732,962)	(2,472,853)	(923)	5,874,714	(347,847)	138,250	32,200,819	1,053,715	33,254,534
2015 Changes in Equity
Net income	—	—	—	—	—	—	548,690	—	—	—	—	—	—	548,690	(16,855)	531,835
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	(1,288,609)	6,717	3,156,668	—	—	1,874,776	66,972	1,941,748
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	548,690	—	(1,288,609)	6,717	3,156,668	—	—	2,423,466	50,117	2,473,583
Adjustments of dividends after repurchase/exercise of shares	—	—	—	—	—	944	—	—	—	—	—	—	—	944	—	944
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	(12,417)	(12,417)	(388)	(12,805)
Treasury stocks	—	(186,033)	—	—	—	—	—	—	—	—	—	—	—	(186,033)	(3,038)	(189,071)
Stock option exercised during the period	—	29,796	—	—	—	(2,056)	—	—	—	—	—	—	—	27,740	3,354	31,094
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	5,888	5,888
Dividends/interest on capital	—	—	—	—	—	—	(101,187)	—	—	—	—	—	—	(101,187)	(1,045)	(102,232)
Balance as of Junho 30, 2015 (Note 17)	19,249,181	(389,379)	11,597	628,228	611,531	10,473,933	447,503	(1,732,962)	(3,761,462)	5,794	9,031,382	(347,847)	125,833	34,353,332	1,108,603	35,461,935
Balance as of January 1, 2016	19,249,181	(383,363)	11,597	628,228	611,531	5,668,300	—	(2,877,488)	(6,083,288)	16,084	15,021,878	(314,981)	138,122	31,685,801	284,582	31,970,383
2016 Changes in Equity
Net income	—	—	—	—	—	—	81,773	—	—	—	—	—	—	81,773	11,622	93,395
Other comprehensive income (loss) recognized in the period	—	—	—	—	—	—	—	—	1,799,571	(37)	(6,287,678)	—	—	(4,488,144)	(34,591)	(4,522,735)
Total comprehensive income (loss) recognized in the period	—	—	—	—	—	—	81,773	—	1,799,571	(37)	(6,287,678)	—	—	(4,406,371)	(22,969)	(4,429,340)
Stock option expenses recognized in the period	—	—	—	—	—	—	—	—	—	—	—	—	11,405	11,405	(67)	11,338
Stock option exercised during the period	—	6,971	—	—	—	(4,146)	—	—	—	—	—	—	—	2,825	63	2,888
Assignment of preferred shares	—	369,499	—	—	—	(163,699)	—	—	—	—	—	—	—	205,800	—	205,800
Effects of interest changes in subsidiaries	—	—	—	—	—	—	—	4,153	—	—	—	—	—	4,153	(4,224)	(71)
Balance as of June 30, 2016 (Note 17)	19,249,181	(6,893)	11,597	628,228	611,531	5,500,455	81,773	(2,873,335)	(4,283,717)	16,047	8,734,200	(314,981)	149,527	27,503,613	257,385	27,760,998

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

(Unaudited)

		For the six-month period ended
	Note	June 30, 2016	June 30, 2015
Cash flows from operating activities
Net income for the period		93,395	531,835
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	20	1,298,492	1,229,583
Equity in earnings of unconsolidated companies	8	7,690	(13,802)
Exchange variation, net	21	(942,616)	556,862
Gains (Loss) on financial instruments, net	21	38,220	(13,734)
Post-employment benefits		111,614	122,141
Stock based remuneration		20,786	28,424
Income and social contribution taxes	7	552,424	(594,091)
Gains on disposal of property, plant and equipment, net		(2,085)	(3,057)
Results in subsidiaries operation	3.4	105,048	—
Allowance for doubtful accounts		51,656	38,983
Provision for tax, labor and civil claims		147,538	162,928
Interest income on trading securities		(40,635)	(95,502)
Interest expense on loans	21	771,580	689,562
Interest on loans with related parties	15	2,532	(1,752)
(Reversal) Provision for net realizable value adjustment in inventory, net	6	(48,380)	(18,368)
		2,167,259	2,620,012
Changes in assets and liabilities
Increase in trade accounts receivable		(384,706)	(37,619)
Decrease in inventories		398,820	38,494
Increase (Decrease) in trade accounts payable		176,439	(57,405)
Increase in other receivables		(93,070)	(383,295)
Decrease in other payables		(226,895)	(230,614)
Dividends from associates and jointly-controlled entities		36,839	30,706
Purchases of trading securities		(367,631)	(580,350)
Proceeds from maturities and sales of trading securities		458,425	1,657,601
Cash provided by operating activities		2,165,480	3,057,530

Interest paid on loans and financing		(600,642)	(446,675)
Income and social contribution taxes paid		(92,006)	(385,022)
Net cash provided by operating activities		1,472,832	2,225,833

Cash flows from investing activities
Additions to property, plant and equipment	9	(811,496)	(1,260,537)
Proceeds from sales of property, plant and equipment, investments and other intangibles		2,969	6,906
Additions to other intangibles		(41,730)	(33,507)
Payment for business acquisitions, net of cash of acquired entities		—	(20,929)
Capital increase in jointly-controlled entity		—	(40,524)
Net cash used in investing activities		(850,257)	(1,348,591)

Cash flows from financing activities
Purchase of treasury shares		—	(189,071)
Dividends and interest on capital paid		—	(208,829)
Proceeds from loans and financing		1,032,953	1,324,900
Repayment of loans and financing		(2,798,441)	(1,243,682)
Intercompany loans, net		6,271	20,503
Net cash used in financing activities		(1,759,217)	(296,179)

Exchange variation on cash and cash equivalents		(702,014)	159,486

(Decrease) Increase in cash and cash equivalents		(1,838,656)	740,549
Cash and cash equivalents at beginning of period		5,648,080	3,049,971
Cash and cash equivalents at end of period		3,809,424	3,790,520

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 1 - GENERAL INFORMATION

Gerdau S.A. is a publicly traded corporation (sociedade anônima) with its corporate domicile in the city of Rio de Janeiro, Brazil. Gerdau S.A and subsidiaries (collectively referred to as the “Company”) is a leading producer of long steel in the Americas and one of the largest suppliers of special steel in the world. In Brazil, the Company also produces flat steel and iron ore, activities which expands the product mix and make its operations even more competitive. It is the largest recycler in Latin America and around the world it transforms each year millions of tons of scrap into steel, reinforcing its commitment to sustainable development of the regions where it operates. Gerdau is listed on the São Paulo, New York and Madrid stock exchanges.

The Condensed Consolidated Interim Financial Statements of the Company were approved by the Board of Directors on August 9, 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

2.1 - Basis of Presentation

The Company’s Condensed Consolidated Interim Financial Statements for the three-month and six-month periods ended on June 30, 2016 have been prepared in accordance with International Accounting Standard (IAS) Nº 34, which establishes the content of condensed interim financial statements. These Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Gerdau S.A., as of December 31, 2015, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

The preparation of the Condensed Consolidated Interim Financial Statements in accordance with IAS 34 requires Management to make accounting estimates. The Condensed Consolidated Interim Financial Statements have been prepared using the historical cost as its basis, except for the valuation of certain financial instruments, which are measured at fair value.

The same accounting policies and methods of calculation were used in these Condensed Consolidated Interim Financial Statements as they were applied in the Consolidated Financial Statements as of December 31, 2015, except, where applicable, for the impact of the adoption of standards and interpretations of rules described below:

2.2 — New IFRS and Interpretations of the IFRIC (International Financial Reporting Interpretations Committee)

The IASB releases of IFRS standards with effect for periods beginning in 2016 had no impact in the Company’s Financial Statements. Some new IASB accounting procedures and IFRIC interpretations were issued and/or reviewed and have their mandatory adoption for the year 2017 and/or after. The Company is assessing the adoption impact of these standards in its Consolidated Financial Statements.

• IFRS 9 - Financial Instruments. Has the objective of replacing the standard IAS 39 and addresses some application questions and introduced a ‘fair value through other comprehensive income’ measurement category for particular simple debt instruments. Also, the IASB added to IFRS 9 the impairment requirements relating to the accounting for an entity’s expected credit losses on its financial assets, commitments to extend credit and hedge accounting. This standard is effective for annual reporting periods beginning on or after January 1, 2018.

• IFRS 15 - Revenue from Contracts with Customers and subsequently the issuance of document for clarification on this standard. The objective of IFRS 15 is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer, as well as the subsequent document issued, which clarifies on important matters of this standard. This standard is effective for years beginning on or after January 1, 2018.

• IFRS 16 — Leases. Determine aspects related to recognition, measurement and disclosure of leases. This standard is effective for years beginning on or after January 1, 2019.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

• Amendments to IAS 12 — Income tax. Provides guidance to deferred tax assets recognition related to deductible temporary differences. This revised standard is effective for years beginning on or after January 1, 2017.

• Amendments to IAS 7 — Cash Flow. Provides changes on disclosure of liabilities arising from financing activities. This revised standard is effective for years beginning on or after January 1, 2017.

• Amendments to IFRS 2 — Classification and Measurement of Shared-based Payment Transactions. Provides changes in some paragraphs to improve understanding and application of the standard. This revised standard is effective for years beginning on or after January 1, 2018.

2.3 - Presentation in the consolidated financial statements of December 31, 2015

The Company made a reclassification in the consolidated balance sheet on December 31, 2015 in the amount of R$ 471,404 between Property, plant and equipment and Goodwill, in order to correct a misallocation identified in these balances, with no effect in the total assets of the Company. This reclassification has no impact on the opening balance of the comparative period of 2015, as well as there are no impact on the consolidated statements of income, consolidated statements of comprehensive income, equity and cash flows of the Company.

NOTE 3 — CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.1 - Subsidiaries

The Company did not have material changes of participation in subsidiaries for the period ended on June 30, 2016, compared to those existing on December 31, 2015, except for the operation described in note 3.4.

3.2 - Jointly-Controlled Entities

The Company did not have material changes of participation in jointly-controlled entities for the period ended on June 30, 2016, compared to those existing on December 31, 2015.

3.3 — Associate companies

The Company did not have material changes in investments in associated companies for the period ended on June 30, 2016, compared to those existing on December 31, 2015.

3.4 — Results in subsidiaries operation

On June 23, 2016, the Company completed the sale of its special steel subsidiary in Spain to Clerbil SL, an investment group with international experience formed by local executives of the Company. The enterprise value of the transaction was € 155 million (equivalent to R$ 621 million) and the sale agreement provides the possibility of receiving an additional up to € 45 million (equivalent to R$ 180 million) in the end of five years, depending on the future performance of the business.

The entity, which will operate again under the brand Sidenor, has plants in the Basque Country, Cantabria and Cataluña and commercial offices in Germany, France, Italy and the United Kingdom. The entity’s installed capacity is one million tonnes per year and it supplies special steels to various sectors, especially automotive industry. The sale of the operation is aligned with Gerdau’s objectives to focus on assets with higher profitability and allowed the Company to reduce its level of indebtedness and working capital in the amount of R$ 212 million and R$ 367 million, respectively.

As a result of the transaction, the Company have receivables from Clerbil SL amounting to € 13.7 million (equivalent to R$ 48.7 million) and € 32.5 million (equivalent to R$ 115.1 million) as of June 30, 2016 recognized in the rows Other current assets and Other non-current assets, respectively in its Consolidated Balance Sheets and recognized an expense of R$ 105 million in the row Results in subsidiaries operation of its Consolidated Statements of Income.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 4 — CASH AND CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

Cash and cash equivalents

	June 30, 2016	December 31, 2015
Cash	8,757	15,373
Banks and immediately available investments	3,800,667	5,632,707
Cash and cash equivalents	3,809,424	5,648,080

Short term investments

	June 30, 2016	December 31, 2015
Held for trading	1,067,515	1,270,760
Short-term investments	1,067,515	1,270,760

Held for Trading

Held for trading securities include Bank Deposit Certificates and marketable securities investments, which are stated at their fair value. Income generated by these investments is recorded as financial income.

NOTE 5 — ACCOUNTS RECEIVABLE

	June 30, 2016	December 31, 2015
Trade accounts receivable - in Brazil	1,333,494	1,152,481
Trade accounts receivable - exports from Brazil	314,927	503,854
Trade accounts receivable - foreign subsidiaries	2,596,572	3,116,352
(-) Allowance for doubtful accounts	(201,563)	(185,261)
	4,043,430	4,587,426

NOTE 6 - INVENTORIES

	June 30, 2016	December 31, 2015
Finished products	3,436,916	4,313,538
Work in progress	1,226,563	1,776,633
Raw materials	1,346,830	1,865,761
Storeroom supplies	508,189	560,630
Advances to suppliers	83,064	111,861
Imports in transit	175,161	253,811
(-) Allowance for adjustments to net realizable value	(12,996)	(101,121)
	6,763,727	8,781,113

The allowance for adjustment to net realizable value of inventories, on which the provision and reversal of provision are registered with impact on cost of sales, is as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Balance as of January 01, 2015	(66,363)
Provision for adjustments to net realizable value	(54,987)
Reversal of adjustments to net realizable value	37,451
Exchange rate variation	(17,222)
Balance as of December 31, 2015	(101,121)
Provision for adjustments to net realizable value	(15,056)
Reversal of adjustments to net realizable value	63,436
Exchange rate variation	10,823
Effect of selling of subsidiary (note 3.4)	28,922
Balance as of June 30, 2016	(12,996)

NOTE 7 — INCOME AND SOCIAL CONTRIBUTION TAXES

In Brazil, income taxes include federal income tax (IR) and social contribution (CS), which represents an additional federal income tax. The statutory rates for income tax and social contribution are 25% and 9%, respectively, and are applicable for the periods ended on June 30, 2016 and 2015. The foreign subsidiaries of the Company are subject to taxation at rates ranging between 24.0% and 38.5%. The differences between the Brazilian tax rates and the rates of other countries are presented under “Difference in tax rates in foreign companies” in the reconciliation of income tax and social contribution below.

a) Reconciliations of income and social contribution taxes at statutory rates to amounts presented in the Statement of Income are as follows:

	For the three-month period ended
	June 30, 2016	June 30, 2015
Income before income taxes	406,195	351,069
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(138,106)	(119,363)
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(195,396)	(54,531)
- Equity in earnings of unconsolidated companies	(37)	2,471
- Interest on equity *	—	33,476
- Tax credits and incentives	1,426	7,320
- Tax deductible goodwill recorded in statutory books	9,117	58,258
- Other permanent differences, net	(3,990)	(14,226)
Income and social contribution taxes	(326,986)	(86,595)
Current	(47,146)	(244,403)
Deferred	(279,840)	157,808

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the six-month period ended
	June 30, 2016	June 30, 2015
Income (Loss) before income taxes	645,819	(62,256)
Statutory tax rates	34%	34%
Income and social contribution taxes at statutory rates	(219,578)	21,167
Tax adjustment with respect to:
- Difference in tax rates in foreign companies	(364,294)	372,281
- Equity in earnings of unconsolidated companies	(2,615)	4,693
- Interest on equity *	—	33,831
- Tax credits and incentives	2,626	10,684
- Tax deductible goodwill recorded in statutory books	36,469	147,965
- Other permanent differences, net	(5,032)	3,470
Income and social contribution taxes	(552,424)	594,091
Current	(80,454)	(289,788)
Deferred	(471,970)	883,879

(*) Brazilian Law 9,249/95 provides that a company may, at its sole discretion, consider dividends distributions to shareholders to be considered as interest on own capital — subject to specific limitations - which has the effect of a taxable deduction in the determination of income tax and social contribution. The limitation is the greater of (i) shareholders’ equity multiplied by the TJLP (Long Term Interest Rate) rate or (ii) 50% of the net income in the fiscal year.  This expense is not recognized for financial reporting purposes and thus it does not impact accounting profit.

b) Tax Assets not booked:

Due to the lack of expectation of usage, the Company has not recorded a portion of tax assets arising from its operations in Brazil of R$ 318,918 (R$ 335,225 as of December 31, 2015), and negative basis of social contribution in subsidiaries, which do not have an expiration date. The subsidiaries abroad had R$ 394,964 (R$ 483,469 as of December 31, 2015) of tax credits on capital losses which deferred tax assets have not been booked and which expire between 2029 and 2035 and also several tax losses of state credits in the amount of R$ 829,932 (R$ 841,008 as of December 31, 2015), which expire at various dates between 2016 and 2036.

NOTE 8 — INVESTMENTS

	Jointly controlled entities			Associate companies
	Joint Ventures North America	Gerdau Corsa S.A.P.I. de C.V.	Gerdau Metaldom Corp.	Dona Francisca Energética S.A.	Armacero Ind. Com. Ltda.	Corsa Controladora S.A. de C.V.	Corporación Centro Americana del Acero, S.A.	Others	Total
Balance as of January 01, 2015	40,152	109,930	364,281	124,211	20,251	298,409	435,568	1,581	1,394,383
Equity in earnings	14,432	(88,690)	38,485	11,725	(1,933)	(7,574)	9,053	—	(24,502)
Cumulative Translation Adjustment	11,265	27,021	173,079	—	2,611	68,733	134,749	503	417,961
Control acquisition	—	—	—	—	(20,929)	—	—	—	(20,929)
Impairment of assets	—	—	—	—	—	—	(361,786)	—	(361,786)
Capital increase	—	40,524	—	—	—	—	—	—	40,524
Dividends/Interest on equity	(5,116)	—	—	(46,341)	—	—	(1,312)	—	(52,769)
Balance as of December 31, 2015	60,733	88,785	575,845	89,595	—	359,568	216,272	2,084	1,392,882
Equity in earnings	8,187	(62,005)	16,731	10,507	—	1,917	16,973	—	(7,690)
Cumulative Translation Adjustment	(8,774)	(10,026)	(99,175)	—	—	(79,734)	(40,591)	(350)	(238,650)
Effect of selling of subsidiary (note 3.4)	—	—	—	—	—	—	—	(1,734)	(1,734)
Dividends/Interest on equity	(5,056)	—	(26,601)	(5,182)	—	—	—	—	(36,839)
Balance as of June 30, 2016	55,090	16,754	466,800	94,920	—	281,751	192,654	—	1,107,969

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Goodwill

	June 30, 2016	December 31, 2015
Dona Francisca Energética S.A.	17,071	17,071
Corsa Controladora S.A. de C.V.	180,691	234,222
	197,762	251,293

NOTE 9 — PROPERTY, PLANT AND EQUIPMENT

a) Summary of changes in property, plant and equipment — during the three-month period ended on June 30, 2016, acquisitions amounted to R$ 326,184 (R$ 648,193 as of June 30, 2015), and disposals amounted to R$ 309 (R$ 20,691 as of June 30, 2015). During the six-month period ended on June 30, 2016, acquisitions amounted to R$ 811,496 (R$ 1,260,537 as of June 30, 2015), and disposals amounted to R$ 904 (R$ 22,934 as of June 30, 2015). Due to the operation described in note 3.4, the Company is no longer consolidating the amounts of the company in Spain, in the total amount of R$ 1,187,350.

b) Capitalized borrowing costs — borrowing costs capitalized during the three-month period ended June 30, 2016 amounted to R$ 62,629 (R$ 42,046 as of June 30, 2015). Borrowing costs capitalized during the six-month period ended June 30, 2016 amounted to R$ 126,534 (R$ 80,104 as of June 30, 2015).

c) Guarantees — property, plant and equipment have been pledged as collateral for loans and financing in the amount of R$ 643,952 as of June 30, 2016 (R$ 823,650 as of December 31, 2015).

NOTE 10 — GOODWILL

	June 30, 2016	December 31, 2015
Brazil	504,243	519,327
Special Steels	2,471,403	3,409,429
North America	9,189,827	11,195,674
	12,165,473	15,124,430

The variation in the goodwill balance for the six-month period ended June 30, 2016 refers mainly to exchange variance.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

NOTE 11 — LOANS AND FINANCING

Loans and financing are as follows:

	Annual interest rate (*)	June 30, 2016	December 31, 2015
Working capital	11.14%	3,242,206	3,814,454
Financing of property, plant and equipment and others	9.14%	3,195,491	3,996,409
Ten/Thirty Years Bonds	6.19%	14,018,535	18,403,132
Total financing		20,456,232	26,213,995
Current		1,959,362	2,387,237
Non-current		18,496,870	23,826,758
Principal amount of the financing		20,094,922	25,760,836
Interest amount of the financing		361,310	453,159
Total financing		20,456,232	26,213,995

(*) Weighted average effective interest costs on June 30, 2016.

Loans and financing denominated in Brazilian Reais are indexed at fixed rates or to the following indicators: the TJLP (long-term interest rate), CDI (Interbank Deposit Certificate), the IGP-M (general market price index, a Brazilian inflation rate measured by Fundação Getúlio Vargas) and IPCA (Extended National Consumer Price Index).

Summary of loans and financing by currency:

	June 30, 2016	December 31, 2015
Brazilian Real (R$)	3,171,012	3,224,563
U.S. Dollar (US$)	16,381,195	21,637,029
Other currencies	904,025	1,352,403
	20,456,232	26,213,995

The amortization schedules of long-term loans and financing are as follows:

	June 30, 2016	December 31, 2015
2017*	3,126,019	4,636,764
2018	1,161,475	1,530,746
2019	876,639	968,992
2020	3,215,549	3,813,070
2021	3,436,918	7,390,820
2022 on	6,680,270	5,486,366
	18,496,870	23,826,758

(*) For the period as of June 30, 2016, the amounts represents payments from July 01, 2017 to December 31, 2017.

a) Main funding in the period ended June 30, 2016

In June 2016, the subsidiary Gerdau Aços Longos S.A. obtained a total amount of R$ 146.4 million, with a two years maturity, through an export promotion credit line (EXIM) with BNDES.

b) Covenants

In September 2015, the Company completed the renegotiation process of financial covenants in all contracts of Gerdau S.A. Starting from October, only operations with BNDES include the Company’s contract established debt ratios, however with different features from those in contracts with commercial banks. In the event of a possible breach of the indicator at the annual measurement, the Company enters into a curing period and a subsequent warranties renegotiation, not characterizing the possibility of a default event.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c) Guarantees

All loans contracted under the FINAME/BNDES program, totaling R$ 135.9 million on June 30, 2016, are guaranteed by the assets being financed.

d) Credit Lines

In June 2009, the subsidiaries of the Company, Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and the former subsidiary Aços Villares S.A., obtained a pre-approved credit line with BNDES in the total amount of R$ 1.5 billion to be used for the revamp and modernization of several areas, an increase in the production capacity of certain product lines, investment in logistics and energy generation, and also environmental and sustainability projects. The funds are made available at the time each subsidiary starts its specific investment and presents to BNDES the evidence of the investment made. The interest rate for this credit line is determined at the time of each disbursement, and is composed by indexes linked to of TJLP + 2.16% p.a. As of June 30, 2016, the outstanding balance of this credit facility was R$ 767.4 million.

As from October 2015, the Company made purchases from domestic suppliers of raw materials, which discounted the bills with financial institutions through credit line, which is basically the sale of receivables without recourse, with interest rates ranging around 1.15% p.m.. On June 30, 2016, the present value of these liabilities related to these purchases amounted to R$ 62,394 and these values are presented in the “Short-term debt” account in Current liabilities. The average maturity of these bills ranges from 165-180 days.

In November 2015, the Company concluded the renewal and increase of the volume of the Senior Unsecured Global Working Capital Credit Agreement, which is a US$ 1 billion revolving credit line with the purpose of providing liquidity to its subsidiaries. The line is divided into two tranches, US$ 250 million destined for Gerdau’s North American subsidiaries borrowing needs and US$ 750 million for Gerdau’s Latin American and Spanish subsidiaries’ borrowing needs. The total term of the transaction is 3 years and the following companies guarantee this agreement: Gerdau S.A., Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A. As of June 30, 2016, the outstanding balance of this credit line was US$ 446 million (R$ 1.416 billion as of June 30, 2016).

NOTE 12 — DEBENTURES

		Quantity as of June 30, 2016
Issuance	General Meeting	Issued	Held in treasury	Maturity	June 30, 2016	December 31, 2015
3rd- A and B	May 27,1982	144,000	134,666	06/01/2021	50,352	64,184
7th	July 14, 1982	68,400	62,554	07/01/2022	41,085	43,928
8th	November 11, 1982	179,964	165,121	05/02/2023	68,152	75,061
9th	June 10, 1983	125,640	123,908	09/01/2024	12,172	13,888
11th - A and B	June 29, 1990	150,000	143,087	06/01/2020	46,056	49,801
14th	August 26, 2014	20,000	9,119	08/30/2024	—	—
Total Consolidated					217,817	246,862
Non-current					217,817	246,862

Maturities of long-term amounts are as follows:

	June 30, 2016	December 31, 2015
2020	46,056	49,801
2021	50,352	64,184
2022 on	121,409	132,877
	217,817	246,862

The debentures are denominated in Brazilian Reais, are nonconvertible, and pay variable interest as a percentage of the CDI — Interbank Deposit Certificate. The average notional interest rate was 14.09% and 13.24% for the six-month period ended on June 30, 2016 and year ended on December 31, 2015, respectively.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

The Company has guarantees provided by the parent entity for debentures of the 7ª, 8ª, 9ª and 11ª issuances.

NOTE 13 - FINANCIAL INSTRUMENTS

a) General considerations - Gerdau S.A. and its subsidiaries enter into transactions with financial instruments whose risks are managed by means of strategies and exposure limit controls. All financial instruments are recorded in the accounting books and presented as cash and cash equivalents, short-term investments, trade accounts receivable, trade accounts payable, Loans and financing, debentures, related-party transactions, unrealized gains on derivatives, unrealized losses on derivatives, other current assets, other non-current assets, FIDC Obligation, other current liabilities and other non-current liabilities.

The Company has derivatives and non-derivative instruments, such as the hedge for some operations under hedge accounting. These operations are non-speculative in nature and are intended to protect the company against exchange rate fluctuations on foreign currency loans and against interest rate fluctuations.

b) Market value — the market value of the aforementioned financial instruments is as follows:

	June 30, 2016		December 31, 2015
	Book value	Fair value	Book value	Fair value
Assets
Cash and cash equivalents	3,809,424	3,809,424	5,648,080	5,648,080
Short-term investments	1,067,515	1,067,515	1,270,760	1,270,760
Trade accounts receivable	4,043,430	4,043,430	4,587,426	4,587,426
Related parties	60,714	60,714	54,402	54,402
Unrealized gains on derivatives	9,984	9,984	43,601	43,601
Judicial Deposits	1,811,812	1,811,812	1,703,367	1,703,367
Other current assets	491,710	491,710	454,140	454,140
Other non-current assets	547,669	547,669	490,583	490,583
Liabilities
Trade accounts payable	2,756,793	2,756,793	3,629,788	3,629,788
Loans and Financing	20,456,232	19,891,784	26,213,995	23,115,570
Debentures	217,817	217,817	246,862	246,862
Related Parties	—	—	896	896
Obligations with FIDC	931,724	931,724	853,252	853,252
Other current liabilities	435,150	435,150	829,182	829,182
Other non-current liabilities	429,430	429,430	690,766	690,766
Unrealized losses on derivatives	12,317	12,317	—	—

The fair values of Loans and Financing are based on market premises, which may take into consideration discounted cash flows using equivalent market rates and credit rating. All other financial instruments, which are recognized in the Consolidated Financial Statements at their carrying amount, are substantially similar to those that would be obtained if they were traded in the market. However, because there is no active market for these instruments, differences could exist if they were settled in advance.

c) Risk factors that could affect the Company’s and its subsidiaries’ businesses:

Price risk of commodities: this risk is related to the possibility of changes in prices of the products sold by the Company or in prices of raw materials and other inputs used in the productive process.  Since the Company operates in a commodity market, net sales and cost of sales may be affected by changes in the international prices of their products or materials. In order to minimize this risk, the Company constantly monitors the price variations in the domestic and international markets.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Interest rate risk: this risk arises from the effects of the fluctuations in interest rates applied to the Company’s financial liabilities or assets and future cash flows and income. The Company evaluates its exposure to these risks: (i) comparing financial assets and liabilities denominated at fixed and floating interest rates and (ii) monitoring the variations of interest rates like Libor and CDI. Accordingly, the Company may enter into interest rate swaps in order to reduce this risk.

Exchange rate risk: this risk is related to the possibility of fluctuations in exchange rates affecting the amounts of financial assets or liabilities or of future cash flows and income. The Company assesses its exposure to the exchange rate by measuring the difference between the amount of its assets and liabilities in foreign currency. The Company believes that the accounts receivables originated from exports, its cash and cash equivalents denominated in foreign currencies and its investments abroad are more than equivalent to its liabilities denominated in foreign currency. Since the management of these exposures occurs at each operation level, if there is a mismatch between assets and liabilities denominated in foreign currency, the Company may employ derivative financial instruments in order to mitigate the effect of exchange rate fluctuations.

Credit risk: this risk arises from the possibility of the subsidiaries not receiving amounts arising from sales to customers or investments made with financial institutions.  In order to minimize this risk, the subsidiaries adopt the procedure of analyzing in details of the financial position of their customers, establishing a credit limit and constantly monitoring their balances.  Regarding cash investments, the Company invests solely in financial institutions with low credit risk, as assessed by rating agencies. In addition, each financial institution has a maximum limit for investment, determined by the Company’s Credit Committee.

Capital management risk: this risk comes from the Company’s choice in adopting a financing structure for its operations. The Company manages its capital structure, which consists of a ratio between the financial debts and its own capital (Equity) based on internal policies and benchmarks. The KPIs (Key Performance Indicators) related to the objective “Capital Structure Management” are: WACC (Weighted Average Cost of Capital), Net Debt/ EBITDA, Net Financial Expenses Coverage Ratio, and Indebtedness/Equity Ratio. The Net Debt is composed of the outstanding principal of the debt, less cash, cash equivalents and short-term investments (notes 4, 11 and 12). The total capitalization is formed by Total Debt (composed by the outstanding principal of the debt) and equity (note 17). The Company may change its capital structure, as economic and financial conditions to optimize its financial leverage and its debt management. At the same time, the Company seeks to improve its ROCE (Return on Capital Employed) by implementing a working capital management and an efficient program of capital expenditures. In the long-term, the Company seeks to remain between the parameters below, admitting specific short-term variations:

WACC	between 10% to 13% a year
Net debt/EBITDA	less than or equal to 2.5 times
Net Financial Expenses Coverage Ratio	greater than 5.5 times
Debt/Equity Ratio	less than or equal to 60%

These key indicators are used to monitor objectives described above and may not necessarily be used as indicators for other purposes, such as impairment tests.

Liquidity risk: the Company’s management policy of indebtedness and cash on hand is based on using the committed lines and the currently available credit lines with or without a guarantee in export receivables for maintaining adequate levels of short, medium, and long-term liquidity. The maturity of long-term loans, financing, and debentures are presented in Notes 11 and 12, respectively.

Sensitivity analysis:

The Company performed a sensitivity analysis, which can be summarized as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Impacts on Statements of Income
Assumptions	Percentage of change	June 30, 2016	June 30, 2015
Foreign currency sensitivity analysis	5%	247,783	225,682
Interest rate changes sensitivity analysis	10 bps	71,602	86,826
Sensitivity analysis of changes in prices of products sold	1%	203,333	212,068
Sensitivity analysis of changes in raw material and commodity prices	1%	123,868	122,068
Interest rate and Foreign currency Swaps	10bps/5%	9,697	10,133
Sensitivity analysis of NDF’s (Non Deliverable Forwards)	5%	16,352	12,510

Foreign currency sensitivity analysis:  As of June 30, 2016, the Company is mainly exposed to variations between the Brazilian real and US Dollar. The sensitivity analysis made by the Company considers the effects of an increase or a reduction of 5% between the Brazilian real and the US Dollar on debts that do not have hedge operations. The impact calculated considering such variation in the foreign exchange rate totals R$ 247,783 and R$ 179,426 after the effects of changes in the net investment hedge described in note 13.f, as of June 30, 2016 (R$ 225,682 and R$ 158,479 of June 30, 2015, respectively) and represents income if appreciation of the Brazilian real against the US Dollar occurs or an expense in the case of a depreciation of the Brazilian real against the US Dollar, however due to the investment hedge these effects would be mitigated when considered the income tax and exchange rate variance accounts.

The net amounts of trade accounts receivable and trade accounts payable denominated in foreign currency do not represent any relevant risk in the case of any fluctuation of exchange rates.

Interest rate sensitivity analysis: The interest rate sensitivity analysis made by the Company considers the effects of an increase or reduction of 10 basis point (bps) on the average interest rate applicable to the floating part of its debt. The calculated impact, considering this variation in the interest rate totals R$ 71,602 as of June 30, 2016 (R$ 86,826 as of June 30, 2015) and would impact the Financial expenses account in the Consolidated Statements of Income. The specific interest rates to which the Company is exposed are related to the loans, financing, and debentures presented in Notes 11 and 12, and are mainly comprised by Libor and CDI — Interbank Deposit Certificate.

Sensitivity analysis of changes in sales price of products and price of raw materials and other inputs used in production: the Company is exposed to changes in the price of its products. This exposure is associated with the fluctuation of the sale price of the Company’s products and the price of raw materials and other inputs used in the production process, mainly for operating in a commodity market. The sensitivity analysis made by the Company considers the effects of an increase or of a reduction of 1% on both prices. The impact measured considering this variation in the price of products sold, considering the net income and costs of the six month period ended on June 30, 2016, totals R$ 203,333 (R$ 212,068 as of June 30, 2015) and the variation in the price of raw materials and other inputs totals R$ 123,868 as of June 30, 2016 (R$ 122,068 as of June 30, 2015). The impact in the price of products sold and raw materials would be recorded in the accounts Net Sales and Cost of Sales, respectively, in the Consolidated Statements of Income. The Company does not expect to be more vulnerable to a change in one or more specific product or raw material.

Sensitivity analysis of interest rate and foreign currency swaps: the Company has exposure to interest rate swaps for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of 10 bps in the interest curve and of 5% in the interest rate, and its impacts in the swaps mark to market. These variations represent an income or expense of R$ 9,697 (income of R$ 10,133 as of June 30, 2015). These effects would be recognized in the statement of comprehensive income. The interest rate swaps to which the Company is exposed to are presented in note 13.e.

Sensitivity analysis of forward contracts in US Dollar: the Company has exposure in forward contracts in US Dollar to some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a 5% US Dollar depreciation or appreciation against the Colombian Peso and Indian Rupee and corresponds to the effects on the mark to market of such transactions. An increase of 5% on the US Dollar against the Colombian Peso and Indian Rupee represents a gain of R$ 16,352 as of June 30, 2016 (R$ 12,510 as of June 30, 2015) and a decrease of 5% on the US Dollar against the Colombian Peso and Indian Rupee represents a loss in the same amount presented above. The Dollar/Colombian Peso and Dollar/Indian Rupee forward contracts were entered into to hedge liabilities (debt) and these effects in the mark to market would be recognized in the Consolidated Statement of Income. The forward contracts in US Dollar, in which the Company is exposed, are presented in note 13.e.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

d) Financial Instruments per Category

Summary of the financial instruments per category:

		Assets at fair value	Assets at fair value with
June 30, 2016		with gains and losses	gains and losses recognized
Assets	Loans and receivables	recognized in income	in shareholder’s equity	Total
Cash and cash equivalents	3,809,424	—	—	3,809,424
Short-term investments	—	1,067,515	—	1,067,515
Unrealized gains on financial instruments	—	—	9,984	9,984
Trade accounts receivable	4,043,430	—	—	4,043,430
Related parties	60,714	—	—	60,714
Judicial Deposits	1,811,812	—	—	1,811,812
Other current assets	491,710	—	—	491,710
Other non-current assets	478,612	69,057	—	547,669
Total	10,695,702	1,136,572	9,984	11,842,258
Financial result for the six-month period ended on June 30, 2016	(72,643)	208,757	—	136,114
Financial result for the three-month period ended on June 30, 2016	(35,751)	53,606	—	17,855

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	2,756,793	2,756,793
Loans and Financing	—	20,456,232	20,456,232
Debentures	—	217,817	217,817
FIDC Obligation	—	931,724	931,724
Other current liabilities	—	435,150	435,150
Other non-current liabilities	—	429,430	429,430
Unrealized losses on financial instruments	12,317	—	12,317
Total	12,317	25,227,146	25,239,463
Financial result for the six-month period ended on June 30, 2016	(45,467)	(74,740)	(120,207)
Financial result for the three-month period ended on June 30, 2016	(14,919)	(25,628)	(40,547)

		Assets at fair value	Assets at fair value with
December 31, 2015		with gains and losses	gains and losses recognized
Assets	Loans and receivables	recognized in income	in shareholder’s equity	Total
Cash and cash equivalents	5,648,080	—	—	5,648,080
Short-term investments	—	1,270,760	—	1,270,760
Unrealized gains on financial instruments	—	—	43,601	43,601
Trade accounts receivable	4,587,426	—	—	4,587,426
Related parties	54,402	—	—	54,402
Judicial Deposits	1,703,367			1,703,367
Other current assets	454,140	—	—	454,140
Other non-current assets	490,583	—	—	490,583
Total	12,937,998	1,270,760	43,601	14,252,359
Financial result for the six-month period ended on June 30, 2015	283,848	160,950	—	444,798
Financial result for the three-month period ended on June 30, 2015	42,415	66,947	—	109,362

Liabilities	Liabilities at market value with gains and losses recognized in income	Other financial liabilities at amortized cost	Total
Trade accounts payable	—	3,629,788	3,629,788
Loans and Financing	—	26,213,995	26,213,995
Debentures	—	246,862	246,862
Related parties	—	896	896
FIDC Obligation	—	853,252	853,252
Other current liabilities	—	829,182	829,182
Other non-current liabilities	—	690,766	690,766
Total	—	32,464,741	32,464,741
Financial result for the six-month period ended on June 30, 2015	(570)	(1,549,675)	(1,550,245)
Financial result for the three-month period ended on June 30, 2015	459	(316,703)	(316,244)

As of June 30, 2016, the Company has derivative financial instruments such as currency swaps and forward contracts in US Dollar. Part of these instruments are classified as cash flow hedges and their effectiveness can be measured, having their

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

unrealized losses and /or gains classified directly in Other Comprehensive Income. The other derivative financial instruments have their realized and unrealized losses and/or gains presented in the account “Gains and losses on derivatives, net” in the Consolidated Statement of Income.

e) Operations with derivative financial instruments

Risk management objectives and strategies: In order to execute its strategy of sustainable growth, the Company implements risk management strategies in order to mitigate market risks.

The objective of derivative transactions is always related to mitigating market risks as stated in our policies and guidelines. The monitoring of the effects of these transactions is performed monthly by the Cash Management and Debt Committee, which validates the mark to market of these transactions. All derivative financial instruments gains and losses are recognized at fair value in the Consolidated Financial Statements of the Company.

Policy for use of derivatives: The Company is exposed to various market risks, including changes in exchange rates, commodities and interest rates. The Company uses derivatives and other financial instruments to reduce the impact of such risks on the fair value of its assets and liabilities or in future cash flows and results. The Company has established policies to evaluate the market risks and to approve the use of derivative transactions related to these risks. The Company enters into derivative financial instruments solely to manage market risks as mentioned above and never for speculative purposes. Derivative financial instruments are used only when they have a related position (asset or liability exposure) resulting from business operations, investments and financing.

Policy for determining fair value: the fair value of derivative financial instruments is determined using models and other valuation techniques, including future prices and market curves.

The derivative transactions may include: interest rate swaps, (both in the Libor dollar, as in other currencies), currency swaps and currency forward contracts.

Forward Contracts in US Dollar

The Company has entered into NDFs (Non Deliverable Forward) in order to mitigate the exchange variance risk on liabilities denominated in foreign currencies, mainly US dollar. The counterparties of these transactions are financial institutions with a low credit risk.

Swap Contracts

The Company entered into cross currency swap, designated as a cash flow hedge, contract whereby it receives a variable interest rate based on LIBOR in US dollars and pays a fixed interest rate based in the local currency. The counterparties to these transactions are financial institutions with low credit risk.

The derivatives instruments can be summarized and categorized as follows:

			Notional value		Amount receivable		Amount payable
Contracts		Position	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Forward
Maturity at 2016		long in US$	US$103.1 million	US$108.0 million	—	37,981	(12,317)	—
Cross currency swap
Maturity in 2017	receivable under the swap	Libor 6M + 2.25%
			US$25.0 million	US$25.0 million	5,209	1,756	—	—
	payable under the swap	INR 11.02%
Maturity in 2018	receivable under the swap	Libor 6M +2%
			US$40.0 million	US$40.0 million	4,775	3,864	—	—
	payable under the swap	INR 10.17%
Total fair value of financial instruments					9,984	43,601	(12,317)	—

Prospective and retrospective tests demonstrated the effectiveness of these instruments.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	June 30, 2016	December 31, 2015
Unrealized gains on financial instruments
Current assets	—	37,981
Non-current assets	9,984	5,620
	9,984	43,601
Unrealized losses on financial instruments
Current liabilities	(12,317)	—
	(12,317)	—

	June 30, 2016	June 30, 2015
Net Income
Gains on financial instruments	13,320	14,304
Losses on financial instruments	(51,540)	(570)
	(38,220)	13,734
Other comprehensive income	(45)	6,913
(Losses) Gains on financial instruments	(45)	6,913

f) Net investment hedge

The Company designated as hedge of part of its net investments in subsidiaries abroad the operations of Ten/Thirty Years Bonds. As a consequence, the effect of exchange rate changes on these debts has been recognized in the Statement of Comprehensive Income.

The exchange variation generated on the operations of Ten/Thirty Years Bonds in the amount of US$ 2.5 billion (designated as hedges) is recognized in the Statement of Comprehensive Income, while the exchange rate on the portion of US$ 1.0 billion (not designated as hedges) is recognized in income. Additionally, the Company opted to designate as hedge of the net investment financing operations held by the subsidiary Gerdau Açominas SA, in the amount of US$ 0.2 billion, which were made in order to provide part of the funds to purchase these investments abroad.

The Company has proven the effectiveness of the hedge from its designation dates and demonstrated high effectiveness of the hedge as from the debt hiring for acquisition of these companies abroad, whose effects were measured and recognized directly in the Statement of Comprehensive Income as an unrealized gain, net of taxes, in the amount of R$ 880,845 and R$ 1,800,061 for the three and six month period ended on June 30, 2016, respectively (gain of R$ 311,120 and loss of R$ 1,290,758 for the three and six month period ended on June 30, 2015, respectively).

The objective of the hedge is to protect, during the existence of the debt, the amount of part of the Company’s investment in the subsidiaries mentioned above against positive and negative oscillations in the exchange rate. This objective is consistent with the Company’s risk management strategy. Prospective and retrospective tests demonstrated the effectiveness of these instruments.

g) Measurement of fair value:

The IFRS defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The standard also establishes a three level hierarchy for the fair value, which prioritizes information when measuring the fair value by the company, to maximize the use of observable information and minimize the use of non-observable information. This IFRS describes the three levels of information to be used to measure fair value:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 - Inputs other than quoted prices included in Level 1 available, where (unadjusted) quoted prices are for similar assets and liabilities in non-active markets, or other data that is available or may be corroborated by market data for substantially the full term of the asset or liability.

Level 3 - Inputs for the asset or liability that are not based on observable market data, because market activity is insignificant or does not exist.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of June 30, 2016, the Company had some assets that the fair value measurement is required on a recurring basis. These assets include investments in private securities and derivative instruments.

Financial assets and liabilities of the Company, measured at fair value on a recurring basis and subject to disclosure requirements of IFRS 7 as of June 30, 2016 and December 31, 2015, are as follows:

	Fair Value Measurements at Reporting Date Using
			Quoted Prices Active Markets for Identical Assets (Level 1)		Quoted Prices in Non-Active Markets for Similar Assets (Level 2)
	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
Current assets
Cash and cash equivalents	3,809,424	5,648,080	—	—	3,809,424	5,648,080
Short-term investments - Held for Trading	1,067,515	1,270,760	327,570	476,154	739,945	794,606
Trade accounts receivable	4,043,430	4,587,426	—	—	4,043,430	4,587,426
Unrealized gains on financial instruments	—	37,981	—	—	—	37,981
Other current assets	491,710	454,140	—	—	491,710	454,140
Non-current assets
Related parties	60,714	54,402	—	—	60,714	54,402
Unrealized gains on financial instruments	9,984	5,620	—	—	9,984	5,620
Judicial deposits	1,811,812	1,703,367	—	—	1,811,812	1,703,367
Other non-current assets	547,669	490,583	—	—	547,669	490,583
	11,842,258	14,252,359	327,570	476,154	11,514,688	13,776,205
Current liabilities
Trade accounts payable	2,756,793	3,629,788	—	—	2,756,793	3,629,788
Short-term debt	1,959,362	2,387,237	—	—	1,959,362	2,387,237
Unrealized losses on financial instruments	12,317	—	—	—	12,317	—
Other current liabilities	435,150	829,182	—	—	435,150	829,182
Non-current liabilities
Long-term debt	18,496,870	23,826,758	—	—	18,496,870	23,826,758
Debentures	217,817	246,862	—	—	217,817	246,862
FIDC Obligation	931,724	853,252	—	—	931,724	853,252
Other non-current liabilities	429,430	690,766	—	—	429,430	690,766
	25,239,463	32,463,845	—	—	25,239,463	32,463,845

NOTE 14 — PROVISIONS FOR TAX, CIVIL AND LABOR CLAIMS

The Company and its subsidiaries are party in judicial and administrative proceedings involving labor, civil and tax matters. Based on the opinion of its legal counsel, Management believes that the provisions recorded for these judicial and administrative proceedings is sufficient to cover probable and reasonably estimable losses from unfavorable court decisions, and that the final decisions will not have significant effects on the financial position and operational results of the Company and its subsidiaries.

For claims whose expected loss is considered probable, the provisions have been recorded considering the judgment of the Company’s legal advisors and of Management and the provisions are considered sufficient to cover expected probable losses. The balances of the provisions are as follows:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

I) Provisions

	June 30, 2016	December 31, 2015
a) Tax provisions
ICMS (state VAT)	21,916	26,896
Corporate Income Tax and Social Contribution Tax	38,024	36,630
Emergency Capacity Charge and Extraordinary Tariff Adjustment	8,569	34,742
Financing of social integration program and Social security financing	1,557,615	1,423,554
Other tax provisions and Social security contributions	36,483	47,981
b) Labor provisions	318,607	287,613
c) Civil provisions	58,049	47,314
	2,039,263	1,904,730

a) Tax Provisions

The tax provisions relate mainly to the discussions concerning the compensation of PIS credits, PIS and COFINS on other revenues and exclusion of ICMS from the PIS and COFINS tax base. With respect to proceedings dealing with the exclusion of ICMS from the calculation basis of PIS and COFINS, the Company and its subsidiaries are judicially depositing the amounts involved.

b) Labor Provisions

The Company and its subsidiaries are party to labor claims. None of these claims involve individually significant amounts and corresponds mainly to overtime pay, health hazard premium, and hazardous duty premium, among others.

c) Civil Provisions

The Company and its subsidiaries are also a party to civil lawsuits arising in the normal course of its business, which totaled as of June 30, 2016 the amount shown as provision liabilities.

The changes in the tax, labor and civil provisions are shown below:

	June 30, 2016	December 31, 2015
Balance at the beginning of the year	1,904,730	1,576,355
(+) Additions	121,673	307,533
(+) Monetary variation	92,259	144,900
(-) Reversal of accrued amounts	(66,393)	(129,119)
(-/+) Foreign exchange effect on provisions in foreign currency	(3,149)	5,061
(-) Effect of selling of subsidiary (note 3.4)	(9,857)	—
Balance at the end of the year	2,039,263	1,904,730

II) Contingent liabilities for which provisions were not recorded

Considering the opinion of legal advisors and management’s assessment, contingencies listed below have chance of loss considered as possible (but not likely) and due to this classification accruals have not been made in accordance with IFRS.

a) Tax contingencies

a.1) The Company and its subsidiary Gerdau Aços Longos S.A., Gerdau Açominas S.A. and Gerdau Aços Especiais S.A., have other lawsuits related to the ICMS (state VAT) which are mostly related to credit rights and rate differences, whose demands totaled R$ 1,454,622.

a.2) The Company and its subsidiaries Gerdau Açominas S.A., Gerdau Aços Longos S.A. and Gerdau Aços Especiais S.A., are parties to the lawsuits relating to other taxes. The total amount of these lawsuits is R$ 617,277.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

a.3) Subsidiaries Gerdau Internacional Empreendimentos Ltda. and Gerdau Aços Especiais S.A., are parties to administrative proceedings relating to IRPJ — Corporate Income Tax and CSLL — Social Contribution Tax. Said proceedings relate to profits generated abroad and currently amount to R$ 1,684,135, of which (i) R$ 1,527,823 correspond to two proceedings involving Gerdau Internacional Empreendimentos Ltda., whose voluntary appeals were partially granted in CARF’s lower court and are subject to special appeals currently pending in CARF’s superior court - The amounts which are not subject to special appeal were referred for collection by the Federal Revenue Service Bureau and will be subject to judicial litigation by the Company; and (ii) R$ 156,312 correspond to a proceeding involving Gerdau Aços Especiais S.A., whose voluntary appeal is still pending in CARF’s lower court..

a.4) Subsidiaries Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., are parties to administrative proceedings relating to the disallowance of the deductibility of goodwill generated in accordance with Article 7 and 8 of Law 9,532/97 — as a result of a corporate restructuring carried out in 2004/2005 — from the tax base of the Corporate Income tax - IRPJ and Social Contribution on Net Income - CSLL. The total updated amount of the proceedings is R$ 4,357,855, of which (i) R$ 3,766,821 correspond to four proceedings involving subsidiaries Gerdau Acos Longos S.A., Gerdau Aços Especiais S.A. and Gerdau Açominas S.A., subject to special appeals filed by the Prosecutor of the National Treasury and subsidiary Gerdau Aços Longos S.A., currently pending in CARF’s higher court; (ii) R$ 481,834 correspond to two proceedings involving Gerdau Acos Longos S.A., whose voluntary appeal is currently pending in CARF’s lower court; (iii)  R$ 109,200 correspond to a proceeding involving the subsidiary Gerdau Aços Especiais S.A., and in June 27, 2016, the Company became aware of the court decision which dismissed the action and then filed a Voluntary Appeal in CARF.

Decisions handed down to date in the proceedings relating to profits generated abroad and the deductibility of goodwill, as above mentioned, are being investigated in the context of the operation called Zelotes (“Operation”), which is the Brazilian Federal Police investigation to whether a number of corporate taxpayers attempted to influence the decisions of CARF through illegal means.

Considering the involvement of Gerdau’s name in press reports concerning the Operation, the Board of Directors decided to engage outside counsel, which would report to a Special Committee of the Board, to conduct an investigation to determine, among other things:  (i) whether, in light of current knowledge, proper protocol was followed in the hiring of firms representing the Company in cases before CARF; (ii) whether such firms have remained within the scope of their work/hiring; (iii) whether the engagement terms for such firms included clauses intended to prevent activity that violates ethical codes or laws currently in force; (iv) whether the engagement terms for such firms included the establishment of sanctions for any violations (whether contractual breaches or otherwise); and (v) if there is any evidence of fraud, deceit, bad faith, or any expression of an intent to commit an illegal act on the part of a director or officer of the Company in the negotiation, signing or carrying out of the aforementioned contracts (“Internal Investigation”).

The Internal Investigation is ongoing, and the Company is cooperating with the Federal Police an as of the date of the approval of these interim financial statements, the Company believes it is not possible to predict either the duration or the outcome of the Operation by the Federal Police or of the Internal Investigation.  Additionally, the Company believes that currently there is not enough information to determine whether a provision for losses is required or disclose any contingency.

The Company’s legal advisors confirm that the procedures adopted by the Company with respect to the tax treatment of profits abroad and the deductibility of goodwill were strictly legal, and, therefore, the likelihood of loss with respect to said proceedings is possible (but not likely).

b) Civil contingencies

b.1) A lawsuit arising from the request by two civil construction unions in the state of São Paulo alleging that Gerdau S.A. and other long steel producers in Brazil share customers, thus, violating the antitrust legislation. After investigations carried out by the Economic Law Department (SDE), the final opinion was that a cartel exists. The lawsuit was therefore forwarded to the Administrative Council for Economic Defense (CADE) for judgment.

In May 2004, Gerdau S.A. filed a new lawsuit with the purpose of annulling the administrative proceeding grounded on formal irregularities found during the discovery.

CADE, irrespective of the request, made by Gerdau S.A., for submission of evidence that a cartel does not exist, judged the merits of the administrative proceedings on September 23, 2005 and, by a majority of votes, fined the Company and other

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

long steel producers an amount equivalent to 7% of gross revenues in the year before the Administrative Proceeding was commenced, excluding taxes.

Despite the CADE decision, the legal action filed by Gerdau S.A. follows its normal course and, currently, awaits judgment in the lower court. In the event the irregularities in the process alleged by Gerdau are recognized by the court, the CADE decision may be annulled.

Furthermore, in order to reverse the terms of the decision by CADE, Gerdau appealed to the Judiciary on July 26, 2006 by bringing a new ordinary suit that not only ratifies the request of the first suit begun by Gerdau, but also indicates irregularities found during the course of the administrative proceeding. On August 30, 2006, Gerdau was successful in obtaining legal protection in order to suspend the effects of CADE’s decision (R$ 245,070 fine equal to 7% of the gross revenue in 1999, excluding taxes) until final court decision be reached, being offered a guarantee through a bank guarantee letter. On August 1, 2013, the Judicial Accounting updated the amount of the fine to R$ 417,820 and judgment has been rendered in that case and dismissed the action. The case is in the appeal stage. It should be noted that just prior to the CADE decision, the Public Prosecution Office of the state of Minas Gerais filed a Public Civil Action, based on the above-mentioned SDE decision, and, without mentioning any new elements, alleged that the Company was involved in activities that violated the antitrust legislation. Gerdau S.A. contested this allegation on July 22, 2005.

The Company denies having been engaged in any type of anti-competitive conduct and believes based on information available, including the opinion of its legal counsel, that the administrative proceeding presents irregularities, some of which are impossible to be remediated. With respect to the merit, Gerdau is certain that it did not practice the alleged conduct and, supported by the opinion of renowned experts, believes that it is more likely than not that the decision will be reverted.

b.2) The Company and its subsidiaries are parties to other demands of a civil nature that collectively have a discussion amount of approximately R$ 186,477. For these demands was not performed accounting accrual, since they were considered as possible losses, based on the opinion of its legal advisors.

b.3) On May 26, 2016, a securities class action complaint was filed in the United States District Court for the Southern District of New York against Gerdau and four executives and former executives of the Company, on behalf of investors in American Depositary Receipts (ADRs) of the Company that trade on the New York Stock Exchange.  In general, the plaintiffs allege, among other things, that the Company and executives of the Company engaged in a bribery scheme and influence peddling in collusion with Brazil’s Board of Tax Appeals (CARF) that purportedly defrauded Brazilian tax authorities of roughly $429 million in taxes and that purportedly would have resulted in defendants’ statements in Gerdau’s securities filings about Gerdau’s business, operations, and prospects being false and misleading and/or lacking a reasonable basis. The plaintiffs have not specified an amount of alleged damages in the action. For such reason, and because the action is still in its early stages, the Company is unable to reasonably estimate the possible loss and range of losses, if any, arising from the litigation. The Company intends to defend vigorously against this action.

Management considers that the risk of losses from other contingencies affecting the results or the consolidated financial position of the Company is not more likely than not.

III) Judicial deposits

The Company has judicial deposits related to tax, labor and civil lawsuits as listed below:

	June 30, 2016	December 31, 2015
Tax	1,609,712	1,521,206
Labor	93,212	82,005
Civil	108,888	100,156
	1,811,812	1,703,367

IV) Eletrobrás Compulsory Loan

The Compulsory Loan, instituted by the Brazilian government in order to expand and improve the energy sector of the country was charged and collected from industrial consumers with monthly consumption equal or superior to 2000kwh

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

through the “electricity bills” issued by the electric power distribution companies, was converted into credits to the taxpayers based on the annual value of these contributions made between 1977 and 1993. The legislation sets a maximum 20 years period to return the compulsory loan to the taxpayers, providing Eletrobrás the possibility of anticipating this return through the conversion of those loans in shares of its own issue. Prior to the conversion of the credits into shares, those credits were adjusted through an indexer and quantifier, called Standard Unit (SU). It happens that the compulsory loan was charged to the companies in their monthly electricity bills, consolidated during the year, and only indexed by the SU in January of next year, resulting in a lack of monthly monetary adjustment during the years of collection, as well as interest. This procedure imputed to taxpayers considerable financial losses, particularly during the periods when the monthly inflation rates stood at high levels.

In order to claim the appropriate interest and monetary correction, subtracted by the methodology applied by Eletrobrás, the Company (understood to be legal entities existing at the time and later became part of Gerdau S.A.) filed lawsuits claiming credits resulting from differences on the monetary correction of principal, interest, moratory and other accessory amounts owed by Eletrobrás due to the compulsory loans, totaling approximately R$ 1,260 million. Recently, particularly in 2015, processes involving representative amounts were definitively judged by the Superior Court of Justice - STJ favorable to the Company so that no further appeals against such decisions apply (“final judgment”). For claims with a final judgment, it yet remains the enforcement of ruling (or execution phase) where the actual amounts to be settled will be calculated.

Obtaining favorable decisions represented by the final judgment mentioned above, in accordance with IAS 37, suggests that the inflow of economic benefits has become probable. However, it is not yet practicable to reasonably determine the realization of the gain in the form of fitting of resources arising from these decisions has reached a level of virtually certain and that the Company has control over such assets, which under the above standards, implies that such gains are not recorded until such conditions are demonstrably present.

NOTE 15 - RELATED-PARTY TRANSACTIONS

a)             Intercompany loans

	June 30, 2016	December 31, 2015

Assets
Jointly-controlled entities
Gerdau Corsa SAPI de C.V.	7,020	43
Others
Fundação Gerdau	53,689	54,327
Others	5	32
	60,714	54,402
Liabilities
Parent company
Metalurgica Gerdau S.A.	—	(896)
	—	(896)

	For the six-month period ended
	June 30, 2016	Junho 30, 2015

Net financial income	(2,532)	1,752

b)             Operations with related parties

During the three and six-month period ended on June 30, 2016 and 2015, the Company, through its subsidiaries, performed commercial operations with some of its associated companies and jointly controlled entities in sales of R$ 107,434 and R$ 186,056 as of June 30, 2016, respectively (R$ 164,868 and R$ 249,578 as of June 30, 2015, respectively) and purchases in the amount of R$ 25,546 and R$ 60,383 as of June 30, 2016, respectively (R$ 30,340 and R$ 69,080 as of June 30, 2015, respectively). The net balance totals R$ 125,673 as of June 30, 2016 (R$ 180,498 as of June 30, 2015).

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

During the three and six-month period ended on June 30, 2016 and 2015, the Company, through its subsidiaries, performed transactions with controlling shareholders, directly or indirectly, mainly of guarantees provided by the controlling in guarantees of debentures, on which the Company pays a fee of 0.95 % p.a. on the amount guaranteed. The effect of these transactions was an expense of R$ 413 and R$ 1,365, respectively (R$ 589 and R$ 1,102  on June 30, 2015). Additionally , the Company recorded revenues of R$ 251 and R$ 503 in the three and six-month period, respectively (R$ 232 and R$ 464 on June 30, 2015, respectively), derived from rental agreement.

Guarantees granted

Related Party	Relationship	Object	Original Amount	Maturity	Balance as of June 30, 2016	Balance as of December 31, 2015
GTL Trade Finance Inc.	Subsidiary	10-year Bond	1,744,000	oct/17	2,538,310	3,379,741
GTL Trade Finance Inc.	Subsidiary	30-year Bond	1,118,000	apr/44	1,604,900	1,952,400
Diaco S.A.	Subsidiary	Financing Agreements	644,555	oct/16 - aug/18	483,824	626,694
Gerdau Holding Inc.	Subsidiary	10-year Bond	2,188,125	jan/20	1,774,140	2,364,520
Gerdau Trade Inc.	Subsidiary	10-year Bond	2,117,750	jan/21	3,294,619	4,441,222
Gerdau Corsa S.A.P.I. de C.V.	Jointly- controlled entity	Financing Agreements	2,290,609	jul/16 - dec/20	1,997,605	2,411,984
GTL Trade Finance Inc., Gerdau Holdings Inc.	Subsidiary	10-year Bond	2,606,346	apr/24	2,993,427	4,289,681
Sipar Aceros S.A.	Subsidiary	Financing Agreements	409,778	jun/17-dec/20	442,573	557,683
Coquecol S.A.C.I.	Subsidiary	Financing Agreements	101,049	nov/16 - apr/19	57,776	101,525
Gerdau Trade Inc.	Subsidiary	10-year Bond	1,501,275	apr/23	1,924,384	2,341,060
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	295,471	aug/17 - feb/19	351,227	457,371
Gerdau Steel India Ltd.	Subsidiary	Financing Agreements	88,797	Undetermined	34,739	89,015
Comercial Gerdau Bolivia	Subsidiary	Financing Agreements	15,075	nov/2016	12,839	15,619
Gerdau Açominas S.A.	Subsidiary	Financing Agreements	2,960,203	jan/20 - feb/21	2,527,441	2,833,557
Gerdau Ameristeel Us. Inc.	Subsidiary	25-year Bond	103,596	oct/37	163,700	199,145
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	556,247	oct/24 - dec/30	336,023	353,023
Gerdau Aços Longos S.A.	Subsidiary	Financing Agreements	208,467	jul/16 - dec/16	208,468	55,433
Siderúrgica Zuliana, C.A.	Subsidiary	Financing Agreements	12,132	dec/16	80,245	117,144
Sidertul, S.A. de C.V.	Subsidiary	Financing Agreements	212,496	sep/16	22,913	82,832
Sidertul, S.A. de C.V.	Subsidiary	Financing Agreements	333,013	sep/16	128,881	468,446
Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	70,000	feb/20	63,000	70,000
Gerdau Açominas S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A.	Subsidiary	Financing Agreements	900,000	jul/16	234	7,167

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

c)              Debentures

Debentures are held by parent companies, directly or indirectly, in the amount of R$ 75,310 as of June 30, 2016 (R$ 73,485 as of December 31, 2015), which corresponds to 13,003 debentures (13,233 as of December 31, 2015).

d)             Price conditions and charges

Loan agreements between Brazilian companies carry interest based on the CDI (Interbank Deposit Certificate) and Libor rate plus exchange variance, when applicable. Sales of products and purchases of inputs are made under terms and conditions agreed between the parties.

e)              Management compensation

The Company paid to its management salaries, benefits and variable compensation totaling R$ 9,351 and R$ 19,424 for the three and six-month period ended on June 30, 2016 (R$ 18,449 and R$ 40,400 for the three and six-month period ended on June 30, 2015). The contributions for pension plan, related to the management of the Company, totaled R$ 695 — Defined contribution plan for the six-month period ended on June 30, 2016 (R$ 753 for the six-month period ended on June 30, 2015).

The cost of long-term incentive plans recognized in income and attributable to key management (members of Board of Directors and executive officers) totaled R$ 4,634 during the six-month period ended on June 30, 2016 (R$ 7,396 for the six-month period ended on June 30, 2015).

Additionally, for the three and six-month period ended on June 30, 2016, the compensation for the members of the Advisory Board was R$ 490 and R$ 979, respectively (R$ 256 and R$ 256 in the three and six-month period ended on June 30, 2015).

NOTE 16 - OBLIGATIONS WITH FIDC - INVESTMENT FUND IN CREDIT RIGHTS

Part of the assets resulting from the favorable judgments of credits with Eletrobras mentioned in Note 14 iv were used to set up a Non Standardized Credit Right Investment Fund, constituted and duly authorized to operate by the Securities and Exchange Commission of Brazil (“FIDC NP Barzel”), whose fair value at the FIDC Inception date was R$ 800 million. The single quota of this FIDC was sold in 2015 in the acquisition of minority interests transaction in subsidiaries of Gerdau S.A.

The Company assures the FIDC, through the transfer agreement price adjustments clause, minimum return on the transferred amount of the credits rights on the lawsuits. However, where the amounts received in the lawsuits exceed the transferred amount, monetarily adjusted, the Company will be entitled to a substantial percentage of that gain. Additionally, the Company has the right of first offer to repurchase those receivables in the event of sale by the Fund, in accordance to the contract subscribed, and has the amount of R$ 931,724 recognized in the account “Payables to FIDC” as of June 30, 2016 (R$ 853,252 as of December 31, 2015).

NOTE 17 — EQUITY

a) Capital — The Board of Directors may, without need to change the bylaws, issue new shares (authorized capital), including the capitalization of profits and reserves up to the authorized limit of 1,500,000,000 common shares and 3,000,000,000 preferred shares, all without nominal value. In the case of capital increase through subscription of new shares, the right of preference shall be exercised in up to 30 days, except in the case of a public offering, when the limit is not less than 10 days.

Reconciliation of common and preferred outstanding shares is presented below:

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	June 30, 2016		December 31, 2015
	Common shares	Preferred shares	Common shares	Preferred shares
Balance at the beginning of the period	571,929,945	1,114,744,538	571,929,945	1,132,613,562
Repurchase of Shares	—	—	—	(19,923,200)
Exercise of stock option	—	772,435	—	2,054,176
Transfer of Shares	—	30,000,000	—	—
Balance at the end of the period	571,929,945	1,145,516,973	571,929,945	1,114,744,538

On June 30, 2016, 573,627,483 common shares and 1,146,031,245 preferred shares are subscribed and paid up, with a total capital of R$ 19,249,181 (net of share issuance costs). Ownership of the shares is presented below:

	Shareholders
	June 30, 2016						December 31, 2015
Shareholders	Common	%	Pref.	%	Total	%	Common	%	Pref.	%	Total	%
Metalúrgica Gerdau S.A. and subsidiary*	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9	449,712,654	78.4	252,841,484	22.1	702,554,138	40.9
Brazilian institutional investors	40,925,368	7.1	70,534,654	6.2	111,460,022	6.5	49,834,446	8.7	73,696,224	6.4	123,530,670	7.2
Foreign institutional investors	11,498,004	2.0	632,501,691	55.2	643,999,695	37.4	13,881,226	2.4	632,717,431	55.2	646,598,657	37.6
Other shareholders	69,793,919	12.2	189,639,144	16.5	259,433,063	15.1	58,501,619	10.2	155,489,399	13.6	213,991,018	12.4
Treasury stock	1,697,538	0.3	514,272	0.0	2,211,810	0.1	1,697,538	0.3	31,286,707	2.7	32,984,245	1.9
	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0	573,627,483	100.0	1,146,031,245	100.0	1,719,658,728	100.0

*Metalurgica Gerdau S.A. is the controlling shareholder and Stichting Gerdau Johannpeter is the ultimate controlling shareholder of the Company.

Preferred shares do not have voting rights and cannot be redeemed but have the same rights as common shares in the distribution of dividends and also priority in the capital distribution in case of liquidation of the Company.

b) Treasury stocks

Changes in treasury shares are as follows:

	June 30, 2016				December 31, 2015
	Common	R$	Preferred shares	R$	Common	R$	Preferred shares	R$
Balance at the beginning of the period	1,697,538	557	31,286,707	382,806	1,697,538	557	13,417,683	232,585
Repurchase of shares	—	—	—	—	—	—	19,923,200	186,033
Exercise of stock option	—	—	(772,435)	(6,971)	—	—	(2,054,176)	(35,812)
Transfer of shares	—	—	(30,000,000)	(369,499)	—	—	—	—
Balance at the end of the period	1,697,538	557	514,272	6,336	1,697,538	557	31,286,707	382,806

These shares will be held in treasury for subsequent cancelling or will service the long-term incentive plan of the Company and its subsidiaries or subsequently sold on the market. The average acquisition cost of the treasury preferred shares was R$ 12.32. The Company acquired non-controlling interests in some subsidiaries using as part of the payment 30 million preferred shares of Gerdau S.A. (GGBR4), held in treasury, which were pending of approval by the Brazilian Securities Exchange Commission (CVM). On April 29, 2016, the CVM approved the assignment of shares held in treasury.

c) Capital reserves - consists of premium on issuance of shares.

d) Retained earnings

I)  Legal reserves - under Brazilian Corporate Law, the Company must transfer 5% of the annual net income determined on its statutory books in accordance with Brazilian accounting practices to the legal reserve until this reserve equals 20% of the paid-in capital. The legal reserve can be utilized to increase capital or to absorb losses, but cannot be used for dividend purposes.

II) Tax incentive reserve - under Brazilian Corporate Law, the Company may transfer to this account part of net income resulting from government benefits which can be excluded from the basis for dividend calculation.

III) Investments and working capital reserve - consists of earnings not distributed to shareholders and includes the reserves required by the Company’s by-laws. The Board of Directors may propose to the shareholders the transfer of at least 5% of the profit for each year determined in its statutory books in accordance with accounting practices adopted in Brazil to this reserve. Amounts can be allocated to the reserve only after the minimum dividend requirements have been

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

met and its balance cannot exceed the amount of paid-in capital. It is also recognized in this account the difference between the average amount of the treasury stocks and transactional value of the share in the case of stock option exercised and assignment of preferred shares. The reserve can be used to absorb losses, if necessary, for capitalization, for payment of dividends or for the repurchase of shares.

e) Operations with non-controlling interests - correspond to amounts recognized in equity for changes in non-controlling interests.

f) Other reserves - Includes gains and losses on available for sale securities, gains and losses on net investment hedge, gains and losses on derivatives accounted as cash flow hedge, cumulative translation adjustments, expenses recorded for stock option plans and actuarial gains and losses on postretirement benefits. Due to the sale of its special steel producer subsidiary in Spain, as described in Note 3.4, the Company recognized in the income statement, in the row results with subsidiaries operations, the portion of cumulative translation adjustments of R$ 970,276, resulting from the exchange variance between Euro to Real as from the acquisition date of this subsidiary until the loss of control, which had been presented in the Statement of Comprehensive Income.

NOTE 18 — EARNINGS PER SHARE (EPS)

Basic

	For the three-month period ended on
	June 30, 2016			June 30, 2015
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	24,443	48,635	73,078	86,661	168,967	255,628
Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,138,008,484		571,929,945	1,115,109,751
Earnings per share (in R$) — Basic	0.04	0.04		0.15	0.15

	For the six-month period ended on
	June 30, 2016			June 30, 2015
	Common	Preferred	Total	Common	Preferred	Total
	(in thousands, except share and per share data)			(in thousands, except share and per share data)
Basic numerator
Allocated net income available to Common and Preferred shareholders	27,511	54,262	81,773	185,570	363,120	548,690
Basic denominator
Weighted-average outstanding shares, after deducting the average of treasury shares	571,929,945	1,128,067,246		571,929,945	1,119,145,549
Earnings per share (in R$) — Basic	0.05	0.05		0.32	0.32

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

Diluted

	For the three-month period ended on
	June 30, 2016	June 30, 2015
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	48,635	168,967
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	98	392
	48,733	169,359
Net income allocated to common shareholders	24,443	86,661
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(98)	(392)
	24,345	86,269
Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,138,008,484	1,115,109,751
Potential increase in number of preferred shares outstanding in respect of stock option plan	6,871,291	7,677,540
Total	1,144,879,775	1,122,787,291
Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.04	0.15

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

	For the six-month period ended on
	June 30, 2016	June 30, 2015
Diluted numerator
Allocated net income available to Common and Preferred shareholders
Net income allocated to preferred shareholders	54,262	363,120
Add:
Adjustment to net income allocated to preferred shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	129	878
	54,391	363,998
Net income allocated to common shareholders	27,511	185,570
Less:
Adjustment to net income allocated to common shareholders in respect to the potential increase in number of preferred shares outstanding, as a result of options granted to acquire stock of Gerdau.	(129)	(878)
	27,382	184,692
Diluted denominator
Weighted - average number of shares outstanding
Common Shares	571,929,945	571,929,945
Preferred Shares
Weighted-average number of preferred shares outstanding	1,128,067,246	1,119,145,549
Potential increase in number of preferred shares outstanding in respect of stock option plan	7,978,234	8,035,579
Total	1,136,045,480	1,127,181,128
Earnings per share — Diluted (Common and Preferred Shares) - in R$	0.05	0.32

NOTE 19 — LONG-TERM INCENTIVE PLANS

a)             Stock Options Plan:

	June 30, 2016		December 31, 2015
	Number of shares	Average exercise price in the year	Number of shares	Average exercise price in the year
		R$		R$
Available at beginning of the year	1,074,246	18.36	2,448,973	19.53
Options Exercised	—	0.00	(25,210)	19.56
Options Forfeited	(415,501)	21.04	(1,349,517)	20.98
Available at the end of the period	658,745	16.76	1,074,246	18.36

The average market price of the share in the six month period ended on June 30, 2016 was R$ 5.48 (R$ 7.70 in the year ended December 31, 2015).

As of June 30, 2016 the Company has a total of 514,272 preferred shares in treasury. These shares may be used for serving this plan. The exercise of the options before the grace period end was due to retirement or death.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

				Number
		Average period of	Average	exercisable at
Exercise price	Quantity	grace (in years)	exercise price	June 30, 2016*
			R$
R$ 15.48	40,873	2.7	16.10	40,873
R$ 10,58 a R$ 29,12	617,872	5.0	16.80	19,425
	658,745			60,298

*The total of options vested that are exercisable on June 30, 2016 is 60,298 (127,899 on December 31, 2015).

During the three and six month period ended on June 30, 2016, the long-term incentive plans costs recognized in income were R$ 9,362 and R$ 16,113 (R$ 13,365 and R$ 19,907 on June 30, 2015).

The Company recognizes costs of employee compensation based on the fair value of the options granted, considering their fair value on the date of granting. The Company uses the Black-Scholes model for determining the fair value of the options. There were no options granted for this plan in 2016.

b) Restricted Shares and Performance Shares Summary:

Quantity on January 01, 2015	10,086,234
Granted	9,098,389
Forfeited/Canceled	(2,717,724)
Exercised	(3,941,643)
Quantity on December 31, 2015	12,525,256
Granted	12,914,073
Forfeited/Canceled	(1,467,935)
Exercised	(1,983,772)
Quantity on June 30, 2016	21,987,622

c) Other Plans — North America

In February 2010, the Board of Directors approved the adoption of the Equity Incentive Plan (the “EIP”). Awards under the EIP may take the form of stock options, SARs, deferred share units (“DSUs”), restricted share units (“RSUs”), performance share units (“PSUs”), restricted stock, and/or other share-based awards. Except for stock options, which must be settled in common shares, awards may be settled in cash or common shares as determined by the Company at the time of grant.

For the portion of any award which is payable in options or SARs, the exercise price of the options or SARs will be no less than the fair market value of a common share on the date of the award. The vesting period for all awards (including RSUs, DSUs and PSUs) is determined by the Company at the time of grant. Options and SARs have a maximum term of 10 years.

In 2016, an award of approximately US$ 9.9 million (R$ 31.8 million) was granted to participants under the EIP. The Company issued 2,524,529 RSUs, and 3,786,793 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In 2015, an award of approximately US$ 13.9 million (R$ 46.4 million) was granted to participants under the EIP. The Company issued 3,833,542 RSUs, and 1,792,456 PSUs under this plan. This award has being accrued over the vesting period of 5 years.

In connection with the adoption of the EIP, the Company terminated the existing long-term incentive plan (“LTIP”), and no further awards will be granted under the LTIP. All outstanding awards under the LTIP will remain outstanding until either exercised, forfeited or they expire. On June 30, 2016, there were 543,659 SARs and 40,873 stock options outstanding under the LTIP. These awards have been accrued over the vesting period of 4 years.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As of June 30, 2016 and December 31, 2015, the outstanding liability for share-based payment transactions included in other non-current liabilities of the subsidiaries in North America was US$ 3 thousand (R$ 9.6 thousand) and US$ 1 thousand (R$ 3.5 thousand), respectively.

NOTE 20 — EXPENSES BY NATURE

The Company opted to present its Consolidated Statement of Income by function. As required by IAS 1, the Consolidated Statement of Income by nature is as follows:

	For the three-month periods ended		For the six-month periods ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Depreciation and amortization	(617,304)	(626,310)	(1,298,492)	(1,229,583)
Labor expenses	(1,691,137)	(1,771,951)	(3,530,418)	(3,487,354)
Raw material and consumption material	(6,228,472)	(6,568,496)	(12,386,840)	(13,022,553)
Freight	(628,560)	(611,220)	(1,221,557)	(1,174,009)
Other expenses/income, net	(549,261)	(630,730)	(1,153,331)	(1,263,879)
Effect of selling of subsidiary	(105,048)	—	(105,048)	—
	(9,819,782)	(10,208,707)	(19,695,686)	(20,177,378)
Classified as:
Cost of sales	(9,165,474)	(9,577,977)	(18,437,307)	(18,913,500)
Selling expenses	(175,609)	(184,878)	(389,941)	(364,397)
General and administrative expenses	(401,965)	(452,181)	(831,519)	(932,623)
Other operating income	54,833	43,528	102,057	100,379
Other operating expenses	(26,519)	(37,199)	(33,928)	(67,237)
Effect of selling of subsidiary	(105,048)	—	(105,048)	—
	(9,819,782)	(10,208,707)	(19,695,686)	(20,177,378)

NOTE 21 — FINANCIAL INCOME

	For the three-month periods ended		For the six-month periods ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Income from short-term investments	26,816	69,308	67,694	146,645
Interest income and other financial incomes	18,206	25,204	53,118	56,983
Financial income total	45,022	94,512	120,812	203,628

Interest on debts	(374,345)	(348,363)	(771,580)	(689,562)
Monetary variation and other financial expenses	(109,855)	(45,520)	(237,722)	(76,385)
Financial expenses total	(484,200)	(393,883)	(1,009,302)	(765,947)

Exchange variations, net	433,186	94,392	942,616	(556,862)
Gains and Losses on derivatives, net	(16,700)	(1,903)	(38,220)	13,734
Financial result, net	(22,692)	(206,882)	15,906	(1,105,447)

NOTE 22 — SEGMENT REPORTING

On July 14, 2015, the Company announced a material fact regarding changes in the composition of its segments, with implementation as from the 2015 third quarter results financial statements, in order to capture greater strategic and operating synergies in the customer service operations for the South American, North American and Brazilian markets: (a) the operations in Mexico and the Joint Ventures in the Dominican Republic, Guatemala and Mexico become part of the North America Business Operation, which is currently formed by the long steel operations in Canada and United States; (b) the South America Business Operation is created, which will be formed by the long steel operations in Argentina, Chile, Colombia, Peru, Venezuela and Uruguay; (c) the Iron Ore operations become part of the Brazil Business Operation, which is currently formed by the long and flat steel operations in Brazil and the metallurgical coal and coke operations in Colombia: (d) the Special Steel Business Operation will remain unchanged, which is formed by the special steel operations in Brazil, Spain, United States and India.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

For disclosure purposes, the comparative information have been modified regarding the originally presented information, in order to reflect the changes approved by the Gerdau Executive Committee, according to the criteria established by IFRS 8.

Information by business segment:

	For the three-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net sales	3,047,381	3,261,584	4,291,221	4,331,835	1,210,158	1,243,047	1,962,971	2,256,763	(262,953)	(333,838)	10,248,778	10,759,391
Cost of sales	(2,703,265)	(2,808,932)	(3,942,078)	(3,891,490)	(1,025,395)	(1,116,005)	(1,752,612)	(2,101,969)	257,876	340,419	(9,165,474)	(9,577,977)
Gross profit	344,116	452,652	349,143	440,345	184,763	127,042	210,359	154,794	(5,077)	6,581	1,083,304	1,181,414
Selling, general and administrative expenses	(161,564)	(208,629)	(201,192)	(201,741)	(60,704)	(73,036)	(79,028)	(94,228)	(75,086)	(59,425)	(577,574)	(637,059)
Other operating income (expenses)	(683)	(2,115)	194	5,006	17,056	(2,612)	(53)	3,390	11,800	2,660	28,314	6,329
Results in subsidiaries operation	—	—	—	—	—	—	—	—	(105,048)	—	(105,048)	—
Equity in earnings of unconsolidated companies	—	—	(4,641)	2,589	—	(659)	—	—	4,532	5,337	(109)	7,267
Operational income (Loss) before financial income (expenses) and taxes	181,869	241,908	143,504	246,199	141,115	50,735	131,278	63,956	(168,879)	(44,847)	428,887	557,951
Finacial result, net	(161,625)	(151,849)	(18,734)	(66,258)	(33,786)	(29,360)	(40,241)	(57,294)	231,694	97,879	(22,692)	(206,882)
Income (Loss) before taxes	20,244	90,059	124,770	179,941	107,329	21,375	91,037	6,662	62,815	53,032	406,195	351,069
Income and social contribution taxes	(6,281)	(23,482)	(16,510)	(15,866)	(35,104)	(9,613)	(19,762)	(9,565)	(249,329)	(28,069)	(326,986)	(86,595)
Net income (Loss)	13,963	66,577	108,260	164,075	72,225	11,762	71,275	(2,903)	(186,514)	24,963	79,209	264,474

Supplemental information:
Net sales between segments	212,212	257,632	23,344	44,778	1,140	795	26,257	30,633	—	—	262,953	333,838

Depreciation/amortization	220,484	237,544	215,304	194,810	46,211	42,994	135,305	150,962	—	—	617,304	626,310

	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Investments in associates and jointly-controlled entities	—	—	1,013,044	1,301,201	—	—	—	2,082	94,925	89,599	1,107,969	1,392,882
Total assets	19,887,395	20,791,119	20,361,072	27,900,130	5,461,517	6,470,593	12,140,836	17,077,208	382,885	(2,144,341)	58,233,705	70,094,709
Total liabilities	10,986,129	12,831,815	3,304,266	7,214,899	1,907,261	2,451,835	6,501,936	9,369,552	7,773,115	6,256,225	30,472,707	38,124,326

Information by business segment:

	For the six-month periods ended
	Brazil Operation		North America Operation		South America Operation		Special Steels Operation		Eliminations and Adjustments		Consolidated
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net sales	5,740,963	6,575,778	8,588,010	8,168,567	2,446,179	2,562,586	4,133,230	4,502,483	(575,093)	(602,647)	20,333,289	21,206,767
Cost of sales	(5,175,413)	(5,614,220)	(7,937,564)	(7,491,605)	(2,056,682)	(2,279,111)	(3,836,590)	(4,137,795)	568,942	609,231	(18,437,307)	(18,913,500)
Gross profit	565,550	961,558	650,446	676,962	389,497	283,475	296,640	364,688	(6,151)	6,584	1,895,982	2,293,267
Selling, general and administrative expenses	(355,029)	(429,893)	(421,917)	(382,029)	(132,035)	(153,367)	(180,017)	(191,085)	(132,462)	(140,646)	(1,221,460)	(1,297,020)
Other operating income (expenses)	3,684	2,744	3,865	7,098	17,164	(3,804)	10,597	6,611	32,819	20,493	68,129	33,142
Results in subsidiaries operation	—		—		—		—		(105,048)		(105,048)	—
Equity in earnings of unconsolidated companies	—	—	(18,197)	5,388	—	(1,935)	—	—	10,507	10,349	(7,690)	13,802
Operational income (Loss) before financial income (expenses) and taxes	214,205	534,409	214,197	307,419	274,626	124,369	127,220	180,214	(200,335)	(103,220)	629,913	1,043,191
Finacial result, net	(327,651)	(294,295)	(22,984)	(93,679)	(45,054)	(47,462)	(84,727)	(115,559)	496,322	(554,452)	15,906	(1,105,447)
Income (Loss) before taxes	(113,446)	240,114	191,213	213,740	229,572	76,907	42,493	64,655	295,987	(657,672)	645,819	(62,256)
Income and social contribution taxes	28,115	(60,018)	17,330	18,542	(75,430)	(43,000)	(14,477)	(31,710)	(507,962)	710,277	(552,424)	594,091
Net income (Loss)	(85,331)	180,096	208,543	232,282	154,142	33,907	28,016	32,945	(211,975)	52,605	93,395	531,835

Supplemental information:
Net sales between segments	482,449	479,686	46,181	61,853	2,572	1,438	43,891	59,670	—	—	575,093	602,647

Depreciation/amortization	435,788	465,777	452,859	372,926	96,045	96,173	313,800	294,707	—	—	1,298,492	1,229,583

	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Investments in associates and jointly-controlled entities	—	—	1,013,044	1,301,201	—	—	—	2,082	94,925	89,599	1,107,969	1,392,882

Total assets	19,887,395	20,791,119	20,361,072	27,900,130	5,461,517	6,470,593	12,140,836	17,077,208	382,885	(2,144,341)	58,233,705	70,094,709
Total liabilities	10,986,129	12,831,815	3,304,266	7,214,899	1,907,261	2,451,835	6,501,936	9,369,552	7,773,115	6,256,225	30,472,707	38,124,326

The main products by business segment are:

Brazil Operation: rebar, bars, shapes, drawn products, billets, blooms, slabs, wire rod, structural shapes and iron ore.

North America Operation: rebar, bars, wire rod, light and heavy structural shapes.

South America Operation: rebar, bars and drawn products.

Special Steel Operation: stainless steel, round, square and flat bars, wire rod.

The column of eliminations and adjustments includes the elimination of sales between segments applicable to the Company in the context of the Condensed Consolidated Interim Financial Statements.

The Company’s geographic information with net sales classified according to the geographical region where the products were shipped is as follows:

Information by geographic area:

	For the three-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net sales	3,219,259	3,473,221	1,503,769	1,551,426	4,908,157	4,921,496	617,593	813,248	10,248,778	10,759,391

	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Total assets	23,266,886	22,803,505	7,699,119	9,327,457	26,542,209	36,048,019	725,491	1,915,728	58,233,705	70,094,709

(1)  Does not include operations of Brazil

(2)  Does not include operations of Mexico

Information by geographic area:

	For the six-month periods ended
	Brazil		Latin America (1)		North America (2)		Europe/Asia		Consolidated
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Net sales	5,919,982	7,087,376	3,020,586	3,159,002	9,935,723	9,400,880	1,456,998	1,559,509	20,333,289	21,206,767

	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Total assets	23,266,886	22,803,505	7,699,119	9,327,457	26,542,209	36,048,019	725,491	1,915,728	58,233,705	70,094,709

(1)  Does not include operations of Brazil

(2)  Does not include operations of Mexico

IFRSs require that the Company discloses the net sales per product unless the information is not available and the cost to obtain it would be excessive. Accordingly, management does not consider this information useful for its decision making process, because it would entail aggregating sales for different markets with different currencies, subject to the effects of exchange differences. Steel consumption patterns and the pricing dynamics of each product or group of products in different countries and different markets within these countries are poorly correlated, and thus the information would not be useful and would not serve to conclude on historical trends and progresses. In light of this scenario and considering that the information on net sales by product is not maintained on a consolidated basis and the cost to obtain net sales per product would be excessive compared to the benefits that would be derived from this information, the Company is not presenting the breakdown of net sales by product.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

As described in Note 3.4, the Company completed the sale of its special steel producer in Spain. As a result of this sale, the Spain net income amounts were consolidated up to May 31, 2015, while the balance sheet amounts (total assets, total liabilities and Investments in associates and jointly-controlled entities) were not considered in the consolidated amounts in the information by segment and geographical area presented above.

NOTE 23 — IMPAIRMENT OF ASSETS

The impairment test of goodwill and other long-lived assets is tested based on the analysis and identification of facts or circumstances that may involve the need to perform the impairment test. The Company performs impairment tests of goodwill and other long-lived assets, based on projections of discounted cash flows, which take into account assumptions such as: cost of capital, growth rate and adjustments applied to flows in perpetuity, methodology for working capital determination, investment plans, and long-term economic-financial forecasts.

To determine the recoverable amount of each business segment, the Company uses the discounted cash flow method, taking as basis, financial and economic projections for each segment. The projections are updated to take into consideration any observed changes in the economic environment of the market in which the Company operates, as well as premises of expected results and historical profitability of each segment.

The goodwill impairment test allocated to business segments is performed annually in December, also being performed at interim reporting dates if events or circumstances indicate possible impairment. In the test performed for the year ended on 2015, the Company performed a sensitivity analysis in the assumptions of discount rate and perpetuity growth rate, due to the potential impact in the discounted cash flows, therefore, an increase of 0.5% in the discount rate to discount the cash flow of each segment would result in recoverable amounts that are below the book value as follows: a) North America: R$ 1,452 million; b) Special Steel: R$ 582 million; c) South America: R$ 354 million; and d) Brazil: R$ 765 million. On the other hand, a decrease of 0.5% in the perpetuity growth rate used in the discounted cash flow for each segment would result in recoverable amounts below the book value as follows: a) North America: R$ 1,076 million; b) Special Steel: R$ 428 million; c) South America: R$ 253 million; and d) Brazil: R$ 514 million.

The Company concluded that there are no indications that an impairment test of goodwill and other long-lived assets for the period ended on June 30, 2016 is required.

The Company will maintain over 2016  its constant monitoring of the steel market in order to identify any deterioration, significant drop in demand from steel consuming sectors (notably automotive and construction), stoppage of industrial plants or activities relevant changes in the economy or financial market that result in increased perception of risk or reduction of liquidity and refinancing capacity. Although the projections made by the Company provide a more challenging scenario than that in recent years, the events mentioned above, if manifested in a greater intensity than that anticipated in the assumptions made by management, may lead the Company to revise its projections of value in use and eventually result in impairment losses.

NOTE 24 - SUBSEQUENT EVENTS

I)  On July 07, 2016, the Company announced to its shareholders and the general market that the following administrative proceedings were ruled against the Company in the Superior Chamber of Tax Appeal, the final administrative instance of the Administrative Council of Tax Appeals (CARF), after the casting vote by the President of the Judging Panel and representative of the Treasury: 10680.724392/2010-28, 11080.723701/2010-74, 11080.723702/2010-19 and 16682.720271/2011-54, filed by the subsidiaries Gerdau Açominas S.A., Gerdau Aços Especiais S.A., Gerdau Comercial de Aços S.A. and Gerdau Aços Longos S.A., respectively. These proceedings questioned the disallowance of the deductibility of amortized goodwill from the calculation base of Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL), as a result of a corporate restructuring carried out in 2004/05 and the application of articles 7 and 8 of Federal Law 9.532/97. Note that the decision has not yet been published through the respective appellate decision. After its publication, the Company will analyze the possibility of filing an appeal also in the administrative instance. Should the appeal be filled and denied, the discussion will be submitted to the Judicial Branch, with low financial impact, corresponding to the payment of escrow deposit. The Company maintains its position of not constituting provision for contingencies, as in its understanding and that of its legal counsel, the likelihood of winning the case is possible. The restated amount of the four tax deficiency notices as of June 30, 2016 is R$ 3,767 million, of which R$ 1,252 million is the principal, R$ 939 million is the fine and R$ 1,576 million is interest

II) On August 8, 2016, the Company proposed to anticipate the payment of dividends on income for the quarter ended on June 30, 2016, in the form of dividends, which will be calculated and credited on the shareholding interest owned on August 22, 2016, in the amount of R$ 51.5 million (R$ 0.03 per common and preferred share), with payment on September 2, 2016. This amount will be considered as a payment in advance of the minimum dividends established by the Company’s by-laws, which was submitted and approved by the Board of Directors on August 09, 2016.

III) On August 9, 2016, the Board of Directors authorized the Company to acquire shares of its own issuance, within a period of up to 1 month, from August 11, 2016 to September 12, 2016, respecting the limit of up to 10,000,000 preferred shares (GGBR4) or American Depositary Receipts — ADRs (GGB). This authorization has the purpose to attend the Long-Term Incentive Plan of the Company and its subsidiaries, keeping in Treasury, cancelling or further selling in the market. The acquisition will be supported by retained earnings, being the Board responsible to define the number of shares and the opportunity of each operation.

GERDAU S.A.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

as of June 30, 2016

(In thousands of Brazilian Reais — R$, unless otherwise stated)

(Unaudited)

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